Dear Jeff Long:


This is the response to the questions asked of the Bullfinch Fund regarding its NCSR,17g-1, and N-Q filings as well as the website of the Fund via your telephone call to us on August
4, 2014. The questions are numbered and the responses follow below each question beginning with "A:" The Bullfinch Fund will make the usual "Tandy" representation that it will not use the SEC's comment process as a defense:


Web-Site:

We decided against placing the summary prospectus on the web-site. We did, however, wanted to secure the domain name so no other entity would get it.


N-Q Filing:

1) Future filings should include the following on a tax basis: cost gross unrealized appreciation and gross unrealized depreciation in a manner consistent with Article 12-12 of Regulation S-X.
   A: This is completed via individual security listing table and
      Note 1 and approved by our independent auditor in conformance to the regulations. We have added an asterisk ("*") to indicate whether a security does not pay a dividend.
2) Include a hierarchy of fair value inputs as required by ASC 820.
   A: Per the advice of our independent auditor, we have included a new section titled "FAIR VALUE MEASUREMENTS ON A RECURRING BASIS" that includes addition notes and a table.


17g-1 Filing:

As of the current filing and all future filings, we have (and will have) made the changes regarding all of the items required were filed in the Fidelity Bond Filing.


NCSR (Annual Report) Filing:

1) Both Series have reduced their money market holdings to roughly 5% of total assets which, per our conversation, appears to be the threshold that would not require us to as since this is a temporary sweep vehicle and not intending to be a permanent investment. Also, since the total fees from the sweep vehicle would be less than 1 basis point, there is no requirement to list it separately. Incidentally, you might suggest to the folks in charge of making rules to exempt sweep vehicles from this requirement, as the alternative would be to leave the cash uninvested, which means it earns nothing instead of of something, however little that something might be right now.

2) Under Fund Performance there was an issue of a typo on the table. The material mailed to the shareholders contained the graph, not the table, so they did not see this typo. We will double check this in the future.

3) Under Schedule of Investments, there was a question as to whether any of the securities listed on the SOI were non-incoming producing securities. If so, we were instructed tick-mark them as such, per
   Article 12-12 (5) of Regulation S-X. This is properly documented this in the current filing year by placing an asterisk symbol "*" in front of the non-income producing security.

4) We were instructed to provide the shares owned of the Schwab Money Market Fund and identify what class the Fund was invested in. This was done in the most recent filing and will be done in the future.

5) It was noted that both Series listed the common stock holdings as 100%. The has been correctly reflected in the most recent filing and Will be done in the future.

6) Under the Statement of Changes In Net Assets, the Unrestricted
   Series paid an income distribution and a capital gain distribution during the fiscal year. Article 6-09.3 of Regulation S-X states that you need to break out on the statement of changes. This was corrected in the most recent filing and will be done going forward.

7) The same applies to the distributions to shareholders. Where applicable, we have stated separately distributions to shareholders from (a) investment income-net; (b) realized gain from investment transactions-net; and (c) other sources. This will be done going forward.

8) There were questions on the Notes to Financial Statements. We have corrected Note B on the current filing and will continue to do so in future filings to reflect the hierarchy of fair value inputs as per ASC 820.

9) We have added a new Note E that provides the amounts paid to the directors as required by Item 27(b) of Form N-1A.

10) Under Financial Highlights, we were asked to break out the components of the distributions on the financial highlights. We have done this on the current filing and will do so going forward.

11) It was noted that under Item 2 (Code Of Ethics) there was a reference to the Code of Ethics but no actual Code of Ethics. This should have been incorporated by reference under Item 11 (Exhibits). This has been corrected in the current filing and will be done this way going forward.





Respectfully submitted,
BULLFINCH FUND, INC.

/s/Christopher Carosa,
President

Date: December 23, 2014